Mail Stop 3561

May 8, 2006

By Facsimile and U.S. Mail

Robert C. Sledd
Chairman and Chief Executive
 Officer
Performance Food Group Company
12500 West Creek Parkway
Richmond, VA 23238

      Re: **Performance Food Group Company**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 6, 2006
              File No. 0-22192

Dear Mr. Sledd:

      We have completed our review of your Form 10-K and have no further comments at this time.

                           Sincerely,

                           Michael Moran
                           Accounting Branch Chief